July 24, 2015

VIA EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549
Re:    NewLink Genetics Corporation
Registration Statement on Form S-3
Filed: June 25, 2015
File No. 333-205234
Ladies and Gentlemen:
NewLink Genetics Corporation (the “Company”) hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-referenced filing to become effective at 4:00 p.m. Eastern Time on Tuesday, July 28, 2015, or as soon thereafter as is practicable.
The Company hereby acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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Sincerely,
NewLink Genetics Corporation

By:/s/ John B. Henneman, III
John B. Henneman, III
Chief Financial Officer

cc:    Jeffrey Riedler, Assistant Director, SEC
James C.T. Linfield, Esq., Cooley LLP

Signature Page to Acceleration Request Letter